Exhibit 99.1

Central GoldTrust exposes the truth behind Sprott’s misinformation campaign

Unitholders should REJECT the hostile Sprott offer by TAKING NO ACTION

September 14, 2015

Dear Fellow Unitholders,

The hostile take-over bid launched by Sprott Asset Management LP, a subsidiary of Sprott Inc. (together with Sprott Physical Gold Trust (“Sprott PHYS”) and its affiliates, “Sprott”) is set to expire on Friday September 18th, unless extended or withdrawn.

At this critical juncture in Central GoldTrust’s (“CGT”) history, your Trustees wish to set the record straight once and for all and expose Sprott’s misinformation campaign for what it really is – a smear campaign filled with misleading statements to deflect your attention away from their inadequate, self-serving hostile offer. Don’t be fooled by Sprott’s empty rhetoric – REJECT Sprott’s self-serving, hostile offer; TAKE NO ACTION or WITHDRAW YOUR UNITS if already tendered.

“There are lies, damned lies and statistics” – Mark Twain

What Sprott Claims…	The Truth

✗ Sprott is making this offer to benefit CGT unitholders	✓ Sprott’s offer is self-serving and will only benefit Sprott ✓ The sole purpose of their offer is to generate higher fees for Sprott at the expense of CGT unitholders

✗ Sprott’s offer will “unlock value” for unitholders

✓    Sprott is offering no material premium

✓    Sprott charges 75% higher management fees, which will erode the value of your units over time

✓    Sprott’s offer may result in certain U.S. unitholders having to pay tax, further destroying the value of their units

✗ Sprott has a “world-class platform” and a “robust marketing department”

✓    Despite Sprott’s higher fees and purported marketing skills, investors have redeemed almost 25% of the outstanding units of Sprott PHYS, worth $460 million, over the past two years, resulting in higher relative expenses being borne by fewer unitholders

✓    Sprott’s platform is rapidly shrinking due to poor performance, making them desperate to add assets and replace lost management fees

✗ CGT’s Trustees are “conflicted” and ineffective

✓    Your Trustees have a long track record of acting in the best interests of ALL unitholders

✓    Your Trustees were all overwhelmingly re-elected in May after being challenged by Polar Securities

✓    Sprott PHYS does not have elected trustees and provides its unitholders with virtually no governance rights

✓    Your Trustees approved an enhanced cash redemption feature available to and for the benefit of all unitholders – unfortunately, its implementation was blocked by Sprott’s self-serving court actions

✗ Sprott has lower fees than CGT	✓ CGT’s industry-leading expense ratio is 30% lower than Sprott’s when excluding non-recurring costs that CGT was forced to incur to defend itself against self-serving actions by Sprott and Polar Securities

✗ Support is building for Sprott’s offer

✓    Sprott is paying brokers to convince unitholders to tender – a desperate attempt to buy support for their inadequate offer

✓    Don’t be talked into tendering by your broker or Kingsdale, Sprott’s solicitation agent

THE CHOICE IS CLEAR: REJECT Sprott’s offer by TAKING NO ACTION

WITHDRAW YOUR UNITS if already tendered

For more information, please visit www.gold-trust.com

More detailed information regarding Sprott’s offer and the reasons for your Trustees’ recommendation to CGT unitholders to REJECT Sprott’s offer can be found on CGT’s website at www.gold-trust.com or www.goldtrust.ca. Unitholders are urged to read the documents provided on our website in detail before making any decision about Sprott’s offer.

Your Trustees recommend that unitholders REJECT Sprott’s offer, TAKE NO ACTION, DO NOT TENDER their units to Sprott’s offer and WITHDRAW their units if already tendered.

The Trustees caution unitholders regarding any advice or recommendations they may receive from their financial advisors or brokers, which may be biased and based on their desire to collect solicitation fees from Sprott. Sprott is paying your broker to convince you to tender. Don't be talked into tendering – brokers are only being paid on units tendered.

Thank you for your consideration of these concerns, and we thank you for your continued support of Central GoldTrust.

Sincerely,

Bruce Heagle Chair of the Special Committee of Independent Trustees	J.C. Stefan Spicer Founder, Chairman and CEO

For up to date information we strongly encourage unitholders to please visit

www.gold-trust.com or www.goldtrust.ca

Or call CGT directly at 905-304-4653 (GOLD) or 905-648-7879

Unitholders who have already tendered to Sprott’s offer can withdraw their units by contacting D.F. King & Co at 1-800-251-7519, or via email at
inquiries@dfking.com

About Central GoldTrust

CGT (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At September 11, 2015, the CGT units were 99.5% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). The Trustees’ Circular may be obtained at http://www.sedar.com and at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement may be obtained at the SEC’s website at http://www.sec.gov.

Forward-Looking Statements

Statements contained in this letter that are not historical facts, including those related to the anticipated continuing benefits of CGT’s structure and the anticipated consequences and impacts of Sprott’s offer and the proposed enhanced redemption feature, are forward-looking statements that involve assumptions, risks and uncertainties. Actual results or outcomes could differ materially from those expressed or implied by such statements. Accordingly, such statements should not be unduly relied upon. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in CGT’s filings with the Canadian securities regulatory authorities and the SEC. Except as required by applicable securities laws, CGT disclaims any obligation to update or revise these forward-looking statements.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your units to Sprott’s offer, you can withdraw your units by contacting your broker or
D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com